SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Aspect Medical Systems, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

045235108

(CUSIP Number)

Neal K. Stearns, Esq.
First Manhattan Co.
437 Madison Avenue
New York, New York 10022
Telephone: 212-756-3300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 12, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. 045235108	13D	Page 2 of 7 Pages

1.	Names Of Reporting Persons First Manhattan Co.

2.	Check the Appropriate Box if a Member of a Group (a) (b)

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(D) Or 2(E)

6.	Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None

	8.	Shared Voting Power: 2,361,570

	9.	Sole Dispositive Power: None

	10.	Shared Dispositive Power: 2,361,570

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,361,570

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.	Percent of Class Represented by Amount in Row (11): 13.6%

14.	Type of Reporting Person: BD, IA, PN

CUSIP No. 045235108	13D	Page 3 of 7 Pages

1.	Names Of Reporting Persons First BioMed Management Associates, LLC

2.	Check the Appropriate Box if a Member of a Group (a) (b)

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(D) Or 2(E)

6.	Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 1,351,179

	8.	Shared Voting Power: None

	9.	Sole Dispositive Power: 1,351,179

	10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,351,179

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.	Percent of Class Represented by Amount in Row (11): 7.8%

14.	Type of Reporting Person: IA

CUSIP No. 045235108	13D	Page 4 of 7 Pages

1.	Names Of Reporting Persons Vincent P. Scialli

2.	Check the Appropriate Box if a Member of a Group (a) (b)

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(D) Or 2(E)

6.	Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 2,000

	8.	Shared Voting Power: None

	9.	Sole Dispositive Power: 2,000

	10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person: IN

     This Amendment No. 1 to Schedule 13D is being filed to amend and supplement the statements on Schedule 13D previously filed by First Manhattan Co. and First BioMed Management Associates, LLC. Except as amended and supplemented hereby, such statements remain in full force and effect.

ITEM 2.     IDENTITY AND BACKGROUND.

Item 2 is hereby amended to read as follows:

This Statement is being filed by First Manhattan Co., a New York limited partnership (“FMC”), First BioMed Management Associates, LLC, a Delaware limited liability company (“FBMA”), and Vincent P. Scialli (“Scialli” and, together with FMC and FBMA, the “Reporting Persons”). The business address of each of the Reporting Persons is 437 Madison Avenue, New York, New York 10022. FMC is registered as a broker-dealer under the Securities Exchange Act of 1934 and as an investment adviser under the Investment Advisers Act of 1940, and its principal business is investment management. The sole general partner of FMC is First Manhattan LLC (“FMLLC”), a New York limited liability company, whose business address is 437 Madison Avenue, New York, New York 10022. FBMA is an investment adviser, and its principal business is investment management. The sole managing members of FBMA are FMC and Samuel F. Colin (“Dr. Colin”). Dr. Colin is a Senior Managing Director and a limited partner of FMC, a managing member of First Manhattan LLC, and his principal business is acting as portfolio manager for the entities listed in Item 5. His business address is 437 Madison Avenue, New York, New York 10022. Mr. Scialli is a Managing Director of FMC, and his principal business is investment management. During the five years preceding the filing of this Statement, none of the Reporting Persons, FMLLC or Dr. Colin has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended to read as follows:

The shares of Common Stock purchased by the entities referred to in Item 5 were purchased for an aggregate consideration equal to $22,055,317.92, which amount was derived from the available funds of such entities, and Mr. Scialli’s 2,000 shares were purchased for $13,891 of his personal funds. None of such shares (the “Shares”) were purchased with borrowed funds.

Page 5 of 7 Pages

ITEM 4.	PURPOSE OF THE TRANSACTION.

Item 4 is hereby supplemented as follows:

     On March 12, 2009, First BioMed, L.P. (the “Stockholder”) delivered a notice (the “Notice”) to Mr. J. Neal Armstrong, the Vice President, Chief Financial Officer and Secretary of the Issuer, in accordance with Section 1.10 and Section 1.11 of the Amended and Restated Bylaws of the Issuer (the “Bylaws”). In the Notice, the Stockholder (i) nominated Jon C. Biro, Melvin L. Keating and Vincent P. Scialli (collectively, the “Nominees”) for election to the Issuer’s Board of Directors at the Issuer’s 2009 annual meeting of stockholders and stated that it intends to reaffirm those nominations at such annual meeting and (ii) proposed that the Issuer’s stockholders approve resolutions (A) recommending that the Issuer’s Board of Directors form a special committee of independent directors to study ways to optimize the Company’s capital structure and otherwise maximize stockholder value and (B) to amend the Issuer’s Bylaws to require that the annual meeting be held no later than May 21 in each year.

NOTE: SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY OR ON BEHALF OF FIRST BIOMED, L.P. AND CERTAIN OF ITS AFFILIATES FROM THE STOCKHOLDERS OF ASPECT MEDICAL SYSTEMS, INC. FOR USE AT ITS ANNUAL MEETING WHEN AND IF THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION. WHEN AND IF COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MADE AVAILABLE TO THE STOCKHOLDERS OF ASPECT MEDICAL SYSTEMS, INC. FROM THE PARTICIPANTS AT NO CHARGE AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby supplemented as follows:

Mr. Scialli has sole voting power and sole investment power over 2,000 shares of Common Stock.

Because of certain business relationships among the Reporting Persons, they are filing as if they constitute a group solely for informational purposes. The filing of this Statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder. Each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person, except to the extent that beneficial ownership is expressly reported herein.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1:     Joint Filing Agreement.

Page 6 of 7 Pages

SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2009

FIRST MANHATTAN CO.
By FIRST MANHATTAN LLC,
   General Partner

By:     /s/ Neal K. Stearns
 Name:   Neal K. Stearns
Title:     Managing Member

FIRST BIOMED MANAGEMENT ASSOCIATES, LLC
By FIRST MANHATTAN CO.,
   Co-Managing Member
By FIRST MANHATTAN LLC,
   General Partner

By:     /s/ Neal K. Stearns
 Name:   Neal K. Stearns
Title:     Managing Member

          /s/ Vincent P. Scialli
                Vincent P. Scialli

Page 7 of 7 Pages